EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“the Company”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

AMOS-2 has reached the end of its commercial life

 The Company hereby provides notification that it received notice from its subsidiary, D.B.S. Satellite Services (1998) Ltd. (“Yes”) that Space Communication Ltd. (“Spacecom”) had notified it that the AMOS-2 satellite (regarding which it was reported in the past that it had reached the end of its life) had reached the end of its commercial life and was no longer capable of broadcasting television broadcasts for Yes. Consequently, on March 31, 2017, Yes ceased using the AMOS-2 satellite and it is presently using the AMOS-3 and AMOS-7 satellites.

A special general meeting of the Company’s shareholders is to take place on April 3, 2017, in order to approve the contractual engagement between Yes and Spacecom for an amendment/addendum to the existing agreement between the parties, for the purpose, inter alia, of leasing space segments on the AMOS-7 satellite (concurrently with use of AMOS-3). If the engagement is not approved by the Company’s general meeting, Yes will be forced to use nine space segments on AMOS-3 only, in accordance with the terms of the existing agreement with Spacecom.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.